

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 12, 2016

Adam Chesnoff
President and Chief Executive Officer
Saban Capital Acquisition Corp.
10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

>   **Re: Saban Capital Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 8, 2016**
>   **File No. 333-213259**

Dear Mr. Chesnoff:

We have reviewed the response dated September 8, 2016 and the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   We refer to the assumption 2.6, which counsel has added to the legal opinion. The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume a conclusion of law which is a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. Accordingly, please explain why the assumption concerning the adoption and status of the corporate charter prior to effectiveness is necessary and appropriate to the opinion. Alternatively, please file a revised opinion without assumption 2.6 and with revisions to item 1.1 on page 1 which references a draft charter.

Exhibit 5.2

2.   We note your response to prior comment 3 and counsel's revision to qualification (c). Based on your response, it appears that the enforceability of the warrant agreement against the warrant agent is a conclusion of law that is a necessary requirement of the ultimate legality opinion that the warrants will constitute valid and binding obligations of the company. Also, your response concerning qualification (d) indicates that the enforceability of the choice of law and choice of forum provisions in New York State is based on specific monetary thresholds and as such it is unclear why these assumptions are necessary or appropriate to counsel's opinion. Please advise or have counsel file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gregg A. Noel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP